Exhibit 99.1

Immuron Announces it has Received a European Patent Grant for NASH treatment

Melbourne, Australia, July 11, 2018: Immuron Limited (ASX: IMC; NASDAQ: IMRN) is an Australian microbiome biopharmaceutical Company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases. The Company is pleased to announce that the European Patent Office (EPO) has decided to Grant a patent for the use of a composition for the treatment of Non-alcoholic steatohepatitis (NASH). This patent (EPO Grant No. 2424890) is entitled “Anti-LPS enriched immunoglobulin preparations for the treatment and/or prophylaxis of a pathologic disorder”). This patent is due to Expire in April 2030, with potential for supplementary protection and extension of this monopoly.

The patent comprises a total of 5 claims and is principally directed to a composition for use in the treatment of NASH with the composition comprising an enriched immunoglobulin preparation derived from colostrum and as developed by Immuron.

“The claims of this new European patent are particularly broad and represent the primary Intellectual Property rights sought by the company in this important and commercially large jurisdiction” said Jerry Kanellos, Interim CEO of Immuron Ltd. He further commented: “The completion of this case is the latest in a series of Granted patents in other countries”

The Granted EPO case compliments the Grant of related patents in Australia, Russia, Japan, Israel and South Korea.

COMPANY CONTACT: Jerry Kanellos Chief Executive Officer (Interim) Ph: +61 (0)3 9824 5254 jerrykanellos@immuron.com	USA INVESTOR RELATIONS: Jon Cunningham RedChip Companies, Inc. US Ph: +1 (407) 644 4256, (ext. 107) jon@redchip.com	AUS INVESTOR RELATIONS: Peter Taylor NWR Communications Ph: +61 (0)4 1203 6231 peter@nwrcommunications.com.au

ABOUT IMMURON:

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian microbiome biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases.. Immuron has a unique and safe technology platform that enables a shorter development therapeutic cycle. The Company currently markets and sells Travelan® for the prevention of Travelers’ Diarrhea and its lead clinical candidate, IMM-124E, is in Phase II clinical trials for Non-Alcoholic Steatohepatitis (NASH), Severe Alcoholic Hepatitis (SAH) and Pediatric Nonalcoholic Fatty Liver Disease (NAFLD). Immuron’s second clinical stage asset, IMM-529, is targeting Clostridium difficile Infections (CDI). These products together with the Company’s other preclinical immunotherapy pipeline products targeting immune-related diseases currently under development, will meet a large unmet need in the global immunotherapy market.

For more information visit: http://www.immuron.com

About the IMM-124E Study

The IMM-124E study is a Phase II proof of concept multinational, randomized, double-blind study comparing 2 doses of IMM-124E to placebo for the treatment of NASH in adults with any stage biopsy-proven NASH. The trial enrolled 133 patients across 25 clinical sites in Australia (6), Israel (2) and the USA (17). The trial has 12 scheduled visits over a 28-week study duration, with 24 weeks of treatment and four weeks of follow-up and screened a total of 237 patients. It initially aimed to enroll 120 patients with biopsy-proven NASH, and was fully enrolled at 133 patients, which exceeds the original 120-patient target. The patients were randomized into three arms: placebo, high dose (1200mg), and low dose (600mg). The established primary endpoints of the study were improvement of liver steatosis, as assessed by magnetic resonance imaging (MRI) comparing the mean values. The key secondary endpoints are: change in ALT as well as other liver enzymes and metabolic markers. IMM-124E enrolled adults with all-stage biopsy proven NASH up to 12 months of randomization under an IND approved by the FDA.

About IMM-124E

IMM-124E is an oral, three-times-daily, non-absorbable compound containing poly-clonal anti-LPS immunoglobulins proposed to interact with the gut LPS and immune system to achieve an immunomodulatory effect reducing LPS-related inflammation and inducing tolerance. Because of this unique mechanism of action, targeting multiple pathways, IMM-124E has the potential to play a differentiated role in the management of NASH and may form the cornerstone of NASH combination treatment strategies, both as a single agent and in combination with other agents.

In addition to the adult NASH study, IMM-124E is also being evaluated in two NIH funded Phase II proof-of-concept studies of IMM-124E in children with Pediatric NAFLD and adults with Severe Alcoholic Hepatitis.

About Non-Alcoholic Steatohepatitis (NASH)

Nonalcoholic fatty liver disease (NAFLD) is characterized by a buildup of fat in the liver that is not attributable to excessive alcohol use, NASH is a severe type of NAFLD, which is characterized by the accumulation of fat in the liver with no other apparent causes. NASH occurs when the accumulation of liver fat is accompanied by inflammation and cellular damage. The inflammation can lead to fibrosis (scarring) of the liver and eventually progress to cirrhosis, portal hypertension, liver cancer, and eventual liver failure, requiring the patient to have a liver transplant.

NAFLD is one of the most common causes of liver disease in the U.S., with the majority of patients having simple fatty liver. It is estimated that between 30-40% of adults in the U.S. have NAFLD. Although the epidemiology of NAFLD is not fully understood, the condition is associated with certain conditions, including obesity and obesity related conditions (e.g., type 2 diabetes). Researchers have found NAFLD in 40-80% of people with type 2 diabetes and in 30-90% of people who are obese. Over 90% of severely obese people undergoing bariatric surgery had NAFLD in epidemiological studies. NAFLD is not age-specific and has been shown to affect 10% of children ages 2-19, although the risk of developing NAFLD increases with age.

NASH is an emerging health crisis impacting 3% to 5% of the U.S. population and 2% to 4% globally, and is the fastest growing cause of liver cancer and liver transplant in the U.S. The increasing prevalence of NASH is attributed to the growing obesity epidemic and the disease is often diagnosed in patients who have diabetes, high cholesterol or high triglycerides. There is currently no approved treatment for NASH. NASH is projected to reach over $25B annually by 2026 with a compound annual growth rate (CAGR) averaging 45% in the 2018-2026 period. Research analysts believe that peak sales for IMM-124E could exceed $1.8B in the U.S. alone.

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.